Far UV Technologies, Inc.

Independent Auditor's Report and Financial Statements

December 31, 2020



Far UV Technologies, Inc.
December 31, 2020

Contents

Independent Auditor's Report..1

Financial Statements

Balance Sheet 2

Statement of Income.. 3

Statement of Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Independent Auditor's Report

Board of Directors
Far UV Technologies, Inc.
Kansas City, Missouri

We have audited the accompanying financial statements of Far UV Technologies, Inc., which comprise the balance sheet as of December 31, 2020, and the related statements of income, stockholders' equity and cash flows for the period from March 17, 2020 (inception) through December 31, 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Far UV Technologies, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the period from March 17, 2020 (inception) through December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

BKD, LLP

Kansas City, Missouri
May 4, 2021

PRAXITY
Empowering Business Globally

Far UV Technologies, Inc.
Balance Sheet
December 31, 2020

Assets

Current Assets

Cash	$	527,106
Accounts receivable		5,321
Costs and estimated earnings in excess of billings		137,250
Inventories		916,450
Prepaid and other current assets		96,251
Total current assets		1,682,378

Property and Equipment, at Cost

Furniture and equipment	32,243
Less accumulated depreciation	(2,368)
	29,875

Deferred Income Taxes	18,300

Other Assets

Patents, net		28,250
Total assets	$	1,758,803

Liabilities and Stockholders' Equity

Current Liabilities

Accounts payable	$	110,499
Accrued expenses		295,999
Taxes payable		245,600
Deferred revenue		344,868
Total current liabilities		996,966

Stockholders' Equity

Common stock, $0.0001 par value, authorized 20,000,000 shares, 4,047,774 shares issued and outstanding	405
Additional paid-in capital	128,428
Retained earnings	633,004
Total stockholders' equity	761,837

Total liabilities and stockholders' equity	$	1,758,803

Far UV Technologies, Inc.
Statement of Income
Period from March 17, 2020 (inception) through December 31, 2020

Net Sales	$	2,627,575
Cost of Goods Sold		822,252
Gross Profit		1,805,323
Operating Expenses		
Selling		134,867
General and administrative		647,863
Engineering, research and development		162,289
		945,019
Income Before Income Taxes		860,304
Provision for Income Taxes		227,300
Net Income	$	633,004

Far UV Technologies, Inc.
Statement of Stockholders' Equity
Period from March 17, 2020 (inception) through December 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, March 17, 2020 (inception)	$ -	$ -	$ -	$ -
Issuance of common stock	400	600	-	1,000
Conversion of SAFE note	5	99,995	-	100,000
Share-based compensation	-	27,833	-	27,833
Net income	-	-	633,004	633,004
Balance, December 31, 2020	$ 405	$ 128,428	$ 633,004	$ 761,837

Far UV Technologies, Inc.
Statement of Cash Flows
Period from March 17, 2020 (inception) through December 31, 2020

Operating Activities		
Net income	$	633,004
Items not requiring (providing) cash		
Depreciation and amortization		4,118
Share-based compensation		27,833
Deferred income taxes		(18,300)
Changes in		
Accounts receivable		(5,321)
Costs and estimated earnings in excess of billings		(137,250)
Inventories		(916,450)
Accounts payable and accrued expenses		406,498
Income taxes payable		245,600
Deferred revenue		344,868
Other current assets		(96,251)
Net cash provided by operating activities		488,349
Investing Activities		
Purchase of property and equipment		(32,243)
Purchase of patent		(30,000)
Net cash used in investing activities		(62,243)
Financing Activities		
Proceeds from related party notes payable		115,000
Principal payments on related party notes payable		(115,000)
Proceeds from issuance of SAFE note		100,000
Proceeds from issuance of common stock		1,000
Net cash provided by financing activities		101,000
Increase in Cash		527,106
Cash, Beginning of Period		-
Cash, End of Period	$	527,106
Supplemental Cash Flows Information		
Conversion of SAFE note to common stock	$	100,000

Far UV Technologies, Inc.
Notes to Financial Statements
December 31, 2020

Note 1:   Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Far UV Technologies, Inc. (the Company) earns revenues predominantly from the sale and installation of far ultraviolet (UV) lighting products that provide a practical and effective countermeasure to pathogens that lead to infectious disease in occupied spaces. The Company was incorporated on March 17, 2020 as a Missouri corporation. The Company has one segment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

At December 31, 2020, the Company's cash accounts exceeded federally insured limits by approximately $274,000.

Accounts Receivable

Accounts receivable are stated at the amount of consideration from customers of which the Company has an unconditional right to receive plus any accrued and unpaid interest. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. The Company believes all accounts are fully collectible at December 31, 2020.

Inventories

Inventories consist of finished far UV lighting products and related components. Inventories are stated at the lower of cost or net realizable value. Costs of inventory are determined using the first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment acquisitions are stated at cost, less accumulated depreciation. Depreciation is charged to expense on the straight-line basis over the estimated useful life of each asset.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Furniture and equipment	3 - 5 years

Far UV Technologies, Inc.
Notes to Financial Statements
December 31, 2020

Intangible Assets

Patents are being amortized on the straight-line basis over ten years. Such assets are periodically evaluated as to the recoverability of carrying values.

Long-Lived Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset are less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

No asset impairment was recognized during the period ended December 31, 2020.

Deferred Revenue

Revenue from fees for products is deferred and recognized during the period in which the product is delivered to customers.

Product Warranties

The Company provides limited warranties on certain products for six months. The Company records an accrued liability and expense for estimated future warranty claims based upon historical experience and management's estimate of the level of future claims. Changes in the estimated amounts recognized in prior years are recorded as an adjustment to the accrued liability and expense in the current year. At December 31, 2020, the Company recorded warranty expenses and a related warranty liability within accrued expenses of $40,000 related to sales generated during the period from March 17, 2020 to December 31, 2020.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration that it expects to be entitled to in exchange for those goods or services. The amount and timing of revenue recognition varies based on the nature of the goods or services provided and the terms and conditions of the customer contract. See *Note 5* for additional information about the Company's revenue.

Engineering, Research and Development Costs

Engineering, research and development costs are expensed as incurred and included in operating expenses in the income statement. The Company incurred $162,289 of engineering, research and development costs during the period ended December 31, 2020.

Far UV Technologies, Inc.
Notes to Financial Statements
December 31, 2020

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes collected from customers and remitted to governmental authorities are presented in the accompanying statement of income on a net basis.

Shipping and Handling Costs

Shipping and handling costs of $64,922 for 2020 are included in costs of goods sold.

Stock Incentive Plan

At December 31, 2020, the Company has a share-based employee compensation plan, which is described more fully in *Note 7*. The Company's accounting policy is to recognize compensation cost net of estimated forfeitures.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not some portion or all of a deferred tax asset will not be realized.

Tax positions are recognized if it is more likely than not, based on the technical merits, the tax position will be realized or sustained upon examination. The term "more likely than not" means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

Far UV Technologies, Inc.
Notes to Financial Statements
December 31, 2020

Earnings per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during each period. Diluted earnings per share reflects additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

Note 2: Inventories

Purchased inventories		
Component parts	$	773,123
Finished units		143,327
	$	916,450

Note 3: Acquired Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2020, were:

	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets		
Patents	$ 30,000	$ 1,750

Amortization expense for the period ended December 31, 2020 was $1,750. Estimated amortization expense for each of the following five years is:

2021	$	3,000
2022		3,000
2023		3,000
2024		3,000
2025		3,000

Far UV Technologies, Inc.
Notes to Financial Statements
December 31, 2020

Note 4:   Leases

Accounting Policies

The Company determines if an arrangement is a lease or contains a lease at inception. Leases result in the recognition of right-of-use (ROU) assets and lease liabilities on the balance sheet. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease, measured on a discounted basis. The Company determines lease classification as operating or finance at the lease commencement date.

The lease term may include options to extend or to terminate the lease that the Company is reasonably certain to exercise. Lease expense is generally recognized on a straight-line basis over the lease term.

The Company has elected not to record leases with an initial term of 12 months or less on the balance sheet. Lease expense on such leases is recognized on a straight-line basis over the lease term. The Company's lease agreement does not contain any material residual value guarantees or material restrictive covenants.

The Company leases office and warehouse space from an entity related by common ownership that expires in April 2021. Upon expiration the lease automatically renews on a month to month basis. Rent expense for the period ended December 31, 2020 is $41,700.

Future minimum lease payments at December 31, 2020, were:

2021	$	22,600

Note 5:   Revenue from Contracts with Customers

Performance Obligations

Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring distinct goods or providing installation services to customers. The Company's revenue consists substantially of product sales and installation services and is reported net of sales discounts, returns and other allowances offered to customers. The Company recognizes revenue when performance obligations under the terms of contracts with its customers are satisfied, which occurs when control passes to a customer to enable them to direct the use of and obtain benefit from a product. Performance obligations on product sales are typically recognized at the point of shipment of the product. Performance obligations for installation, training or other services are recognized as services are provided using a cost to cost percentage complete method. Customary terms require payment at shipping date, and for certain customers, deposits may be required in advance of shipment.

Far UV Technologies, Inc.
Notes to Financial Statements
December 31, 2020

The Company provides an assurance-type warranty that guarantees its product complies with agreed-upon specifications. This warranty is not sold separately and does not convey any additional services to the customer; therefore, the warranty is not considered a separate performance obligation. The Company estimates the costs that may be incurred under warranties and records a liability at the time product revenue is recognized. See *Note 1* for additional information on warranty obligations.

Transaction Price Allocated to Remaining Performance Obligations

Because all of its performance obligations relate to contracts with a duration of less than one year, the Company has elected to apply the optional exemption provided in FASB ASC 606-10-50-14(a) and, therefore, is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period. The unsatisfied or partially unsatisfied performance obligations referred to above are primarily related to undelivered products. The performance obligations for these contracts are generally delivery of the products.

Disaggregation of Revenue

The following table presents the Company's revenues disaggregated by timing of such revenue recognized during the period ended December 31, 2020:

Timing of Revenue	
At a point in time	$ 1,915,325
Over a period of time	712,250
Total	$ 2,627,575

Contract Balances

Contract assets primarily relate to accounts receivable and costs and estimated earnings in excess of billings (underbillings). Underbillings are transferred to receivables when the rights become unconditional and the customer is invoiced. Contract liabilities represent the Company's obligation to transfer goods or services to a customer when consideration has already been received from the customer.

Significant changes in contract assets and contract liabilities during the period ended December 31, 2020 are as follows:

	Contract Assets
Accounts receivable, beginning of year	$ -
Accounts receivable, end of year	5,321
Costs and earnings in excess of billings, beginning of year	$ -
Costs and earnings in excess of billings, end of year	137,250

	Contract Liabilities
Deferred revenue, beginning of year	$ -
Deferred revenue, end of year	344,868

Significant Judgments

For contracts where control is transferred over time, the Company recognizes revenue over time as progress is made toward satisfying the performance obligations of each contract. The Company measures a contract's progress based on milestones completed, which in the Company's view, such method best depicts the progress toward completion. For other types of transactions in which the Company is involved, performance obligations are typically satisfied at the point of shipment of the product, which is when revenue on such transactions is recognized.

For contracts involving multiple performance obligations, the transaction, *i.e.*, selling, price is allocated based on relative standalone selling prices of the goods or services. If a standalone selling price is not directly observable, it is estimated using an adjusted-market-assessment approach, which, for the most part, involves referring to prices from competitors for similar goods and then making an adjustment to such prices to reflect the Company's costs and margins.

Accounting Policies and Practical Expedients Elected

For shipping and handling activities, the Company is applying an accounting policy election, which allows an entity to account for shipping and handling activities as fulfillment activities rather than a promised good or service when the activities are performed, even if those activities are performed after the control of the good has been transferred to the customer. Therefore, the Company expenses shipping and handling costs at the time revenue is recognized. The Company classifies shipping and handling expenses in cost of goods sold in the statement of income.

The Company is also applying an accounting policy election, which allows an entity to exclude from revenue any amounts collected from customers on behalf of third parties, such as sales taxes and other similar taxes the Company collects concurrent with revenue-producing activities. Therefore, revenue is presented net of sales taxes and similar revenue-based taxes.

Far UV Technologies, Inc.
Notes to Financial Statements
December 31, 2020

Note 6:   Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions.

The provision for income taxes includes these components:

Taxes currently payable	$	245,600
Deferred income taxes		(18,300)
Income tax expense	$	227,300

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

Computed at the statutory rate (21%)	$	179,500
Increase resulting from		
Nondeductible expenses		6,000
State income taxes		41,800
Actual tax expense	$	227,300

The tax effects of temporary differences related to deferred taxes shown on the balance sheet was:

Deferred tax assets		
Accrued compensated absences	$	7,700
Amortization		1,800
Other accrued liabilities		23,200
		32,700
Deferred tax liabilities		
Depreciation		(5,800)
Prepaid expenses		(8,600)
		(14,400)
Net deferred tax asset	$	18,300

Note 7: Stock Incentive Plan

The Company's Stock Incentive Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees for up to 769,612 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards generally are granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on two to four years of continuous service and have ten-year contractual terms. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the Plan).

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of similar public companies. The Company has elected a policy to account for forfeitures as they occur under ASU 2016-09 *Compensation – Stock Compensation* (Topic 718): *Improvements to Employee Share-based Payment Accounting.* The expected term of options granted represents the period of time that options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Expected volatility	50%
Expected dividends	0%
Expected term (in years)	10
Risk-free rate	1%

A summary of option activity under the Plan as of December 31, 2020, and changes during the period then ended, is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, beginning of year	-	$ -		
Granted	769,612	0.20		
Exercised	-	-		
Forfeited or expired	-	-		
Outstanding, end of year	769,612	$ 0.20	9.39	$ 1,439,087
Exercisable, end of year	-	$ -	-	$ -

The weighted-average grant-date fair value of options granted during 2020 was $.021.

Far UV Technologies, Inc.
Notes to Financial Statements
December 31, 2020

As of December 31, 2020, there was $136,920 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.56 years. No shares vested during 2020.

Note 8:   Earnings per Share

Earnings per share (EPS) was computed as follows:

	Income	Weighted-Average Shares	Per-Share Amount
Net income	$ 633,004		
Less preferred stock dividends	-		
Net income available to common stockholders	$ 633,004	2,581,081	
Basic EPS			
Income available to common stockholders			$ 0.25

Diluted EPS is not presented because no stock options were exercisable at December 31, 2020.

Note 9:   Related-Party Transactions

The Company leases office and warehouse space from an entity related by common ownership that expires in April 2021. Upon expiration the lease automatically renews on a month to month basis. Rent expense for the period ended December 31, 2020 is $41,700.

The Company executed three unsecured notes payable with the Chief Executive Officer and majority owner of the Company. The notes had original principal balances of $5,000, $10,000 and $100,000, were due April and May 2022 and incurred interest at 8 percent. The Company repaid these notes in full during 2020.

On March 17, 2020, the Company purchased a patent and other assets for total consideration of $40,000 from an entity related by common ownership. The Company allocated $30,000 to the patent and $10,000 to the other assets. The transaction did not result in a business combination.

Note 10:   Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Unasserted Claim

The Company is subject to an unasserted claim related to their product that may result in damages. Based on the advice of their insurance company, the Company has accrued $50,000 as their best estimate of loss that will result from the potential claim. The amount of ultimate loss could differ materially.

General Litigation

The Company is subject to claims and lawsuits that arose primarily in the ordinary course of business. It is the opinion of management the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations and cash flows of the Company. Events could occur that would change this estimate materially in the near term.

Major Customers

The Company has three customers that individually account for ten percent or more of total revenues during the period ended December 31, 2020. In the aggregate, these customers account for approximately 71 percent of revenues in 2020. The Company earned 27 percent of its revenues in 2020 from sales to customers in foreign countries.

Stock Incentive Plan

As described in *Note 7*, the Company has a Stock Incentive Plan providing for equity-based compensation. The Company evaluates the assigned value to the awards made in each period and the recognition of the associated expense to determine the amounts representing fair value of the awards.

Note 11:   Subsequent Events

Subsequent to year-end on April 13, 2021, the Company executed a line of credit with a lender that provides for maximum available borrowings of $750,000 subject to certain adjustments. The line is secured by the Company's inventory and accounts receivable and bears interest at 3.00 percent per month. The lender may also purchase the Company's accounts receivable under a factoring arrangement.

Effective April 16, 2021, the Company approved a 4-to-1 stock split of its issued and outstanding shares. To achieve this, the Company amended its Articles of Incorporation on the same date to increase the number of authorized shares of common stock to 40,000,000 shares.

Subsequent events have been evaluated through May 4, 2021, which is the date the financial statements were issued.